Phone:	(212) 885-5436
Fax:	(917) 332-3817
Email:	ejacque@blankrome.com

October 10, 2018

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Allison White

Re:	RiverPark Funds Trust (the “Trust”)

Registration Statement on Form N-14
File Number: 333-227107

Dear Ms. White:

On behalf of the Trust, and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Trust’s registration statement on Form N-14 filed on August 29, 2018 and amended on September 7, 2018 and October 10, 2018 (the “Registration Statement) be accelerated so that the Registration Statement will become effective on Monday, October 22, 2018 (the “Effective Date”) at 9:00 am, or as soon thereafter as practicable.

In connection with the foregoing acceleration request, the Trust acknowledges that:

● Should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

● The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

● The Trust may not assert the action of the Commission or its staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the above, please phone me at (212) 885-5436. Thank you for your continued assistance.

Very truly yours,

/s/ Elena Jacque
Elena Jacque